UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Owens Corning
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    690742101
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690742101                 SC 13G/A                      Page 2 of 14

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Capital, L.P.
          13-38-12174
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,296,011*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,296,011*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,296,011*
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.7%^
--------------------------------------------------------------------------------
(12)      TYPE OF REPORTING PERSON
          PN
--------------------------------------------------------------------------------
*    Includes call options exercisable for 818,792 shares of Common Stock.
^ Calculated based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006) filed under the Securities Act of 1933, plus 818,792 shares of Common Stock issuable upon exercise of call options which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 690742101                 SC 13G/A                      Page 3 of 14

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Capital, Ltd.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,935,529*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,935,529*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          4,935,529*
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          3.7%^
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------
*    Includes call options exercisable for 1,760,083 shares of Common Stock.
^ Calculated based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006) filed under the Securities Act of 1933, plus 1,760,083 shares of Common Stock issuable upon exercise of call options which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 690742101                 SC 13G/A                      Page 4 of 14

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Advisors, L.L.C.
          13-38-12173
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,296,011*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,296,011*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          2,296,011*
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.7%^
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*    Includes call options exercisable for 818,792 shares of Common Stock.
^ Calculated based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006) filed under the Securities Act of 1933, plus 818,792 shares of Common Stock issuable upon exercise of call options which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 690742101                 SC 13G/A                      Page 5 of 14

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          King Street Capital Management, L.L.C.
          13-3978904
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,231,540*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,231,540*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          7,231,540*
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          5.4%^
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------
*    Includes call options exercisable for 2,578,875 shares of Common Stock.
^ Calculated based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006) filed under the Securities Act of 1933, plus 2,578,875 shares of Common Stock issuable upon exercise of call options which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 690742101                 SC 13G/A                      Page 6 of 14

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          O. Francis Biondi, Jr.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,231,540*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,231,540*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          7,231,540*
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.4%^
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*    Includes call options exercisable for 2,578,875 shares of Common Stock.
^ Calculated based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006) filed under the Securities Act of 1933, plus 2,578,875 shares of Common Stock issuable upon exercise of call options which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 690742101                 SC 13G/A                      Page 7 of 14

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Brian J. Higgins
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[x]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY

--------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,231,540*
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,231,540*
--------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          7,231,540*
--------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                                [ ]
--------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          5.4%^
--------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*    Includes call options exercisable for 2,578,875 shares of Common Stock.
^ Calculated based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006) filed under the Securities Act of 1933, plus 2,578,875 shares of Common Stock issuable upon exercise of call options which were beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 690742101                 SC 13G/A                      Page 8 of 14

ITEM 1(a).  NAME OF ISSUER:
            Owens Corning (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            One Owens Corning Parkway, Toledo, OH 43659

ITEM 2(a).  NAME OF PERSON FILING:

            This Schedule 13G/A is being jointly filed by King Street Capital, L.P. ("KSC L.P."), King Street Capital, Ltd. ("KSC Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC L.P., KSC Ltd., KSA, KSCM and Messrs. Biondi and Higgins are collectively referred to herein as "Reporting Persons".

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

            The principal business address of KSC Ltd. is:

            c/o Walkers Chambers
            P.O. Box 92
            Road Town, Tortola
            British Virgin Islands

            The principal business address of each of the other Reporting Persons is:

            65 East 55th Street
            30th Floor
            New York, New York 10022

ITEM 2(c).  CITIZENSHIP:

            Messrs. Biondi and Higgins are both United States citizens. KSC Ltd. is a company organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware, U.S.A.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.01 per share ("Common Stock")

ITEM 2(e).  CUSIP NUMBER:

            690742101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ]   Broker or dealer registered under Section 15 of the Act

            (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act

CUSIP No. 690742101                 SC 13G/A                      Page 9 of 14

            (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the
                       Act

            (d)  [ ]   Investment Company registered under Section 8 of the
                       Investment Company Act of 1940

            (e)  [ ]   Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940: see Rule 13d-
                       1(b)(1)(ii)(E)

            (f)  [ ]   Employee Benefit Plan, Pension Fund which is subject to
                       the provisions of the Employee Retirement Income Security
                       Act of 1974 or Endowment Fund; see Rule 13d-
                       1(b)(1)(ii)(F)

            (g)  [ ]   Parent Holding Company, in accordance with Rule 13d-
                       1(b)(ii)(G)

            (h)  [ ]   Savings Associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act

            (i)  [ ]   Church Plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the Investment Company Act of 1940

            (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.     OWNERSHIP.

         On October 31, 2006 (the "Effective Date"), the Sixth Amended Joint Plan of Reorganization for Owens Corning and Its Affiliated Debtors and Debtors-in-Possession (as Modified) (the "Plan") became effective. Pursuant to the Plan, creditors, including certain of the Reporting Persons, received a distribution of shares of Common Stock of Owens Corning (formerly known as Owens Corning (Reorganized) Inc.)("New Owens Corning") on account of their allowed claims arising under obligations of the predecessor Owens Corning (which is the debtor subject to the Plan) under certain debt securities. In addition, on October 31, 2006, pursuant to a syndication agreement dated as of May 10, 2006, between J.P. Morgan Securities Inc. and several investors listed thereto, certain of the Reporting Persons acquired additional shares of Common Stock of New Owens Corning from J.P. Morgan Securities Inc. KSC L.P. and KSC Ltd. also have call options relating to Common Stock. KSC L.P. has call options (the "L.P. Call") to acquire from Bear, Stearns International Limited ("Bear") up to 818,792 shares of Common Stock (less any number of shares of Common Stock with respect to which KSC L.P. is obligated to satisfy its obligations under the L.P. Put (as defined below)) at $37.50 per share. Bear also has put options (the "L.P. Put") entitling Bear to put up to 818,794 shares of Common Stock (less any number of shares of Common Stock with respect to which KSC L.P. has exercised the L.P. Call) to KSC L.P. at $25.00 per share. KSC Ltd. has call options (the "Ltd. Call") to acquire from Bear up to 1,760,083 shares of Common Stock (less any number of shares of Common Stock with respect to which KSC Ltd. is obligated to satisfy its obligations under the Ltd. Put (as defined below)) at $37.50 per share. Bear also has put options (the "Ltd. Put") entitling Bear to put up to 1,760,083

CUSIP No. 690742101                 SC 13G/A                      Page 10 of 14

shares of Common Stock (less any number of shares of Common Stock with respect to which KSC Ltd. has exercised the Ltd. Call) to KSC Ltd. at $25.00 per share. The put and call options are exercisable by KSC L.P., KSC Ltd. and Bear, as applicable, only if certain conditions are satisfied. If such conditions are satisfied, the call options and put options are first exercisable not earlier than January 1, 2007 and not later than January 8, 2007, depending on the date on which such conditions are satisfied. The call options expire approximately twelve months after the date on which they are first exercisable. The put options expire approximately three months after the date on which they are first exercisable.

KSC L.P.:
--------

      As of December 31, 2006, KSC L.P. may potentially have been deemed to have shared voting and dispositive power over the 2,296,011 shares of Common Stock it owns, or 1.7% of the total outstanding shares of Common Stock, including call options exercisable for 818,792 shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006), plus 818,792 shares of Common Stock which were beneficially owned by KSC L.P. and included pursuant to Rule 13d-3(d)(1)(i).

KSC LTD.:
--------

      As of December 31, 2006, KSC Ltd. may potentially have been deemed to have shared voting and dispositive power over the 4,935,529 shares of Common Stock it owns, or 3.7% of the total outstanding shares of Common Stock, including call options exercisable for 1,760,083 shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 103,200,000 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006), plus 1,760,083 shares of Common Stock which were beneficially owned by KSC Ltd. and included pursuant to Rule 13d-3(d)(1)(i).


KSA:
---

      Because KSA is the General Partner of KSC L.P., pursuant to Rule 13d-1, as of December 31, 2006, KSA may potentially have been deemed to be the beneficial owner of 2,296,011 shares of Common Stock, or 1.7% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P.

      Because of the relationship described above, as of November 10, 2006, KSA may potentially have been deemed to have shared voting and dispositive power over the 2,296,011 shares of the Common Stock, or 1.7% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006), plus 818,792 shares of Common Stock which were beneficially owned by KSA and included pursuant to Rule 13d-3(d)(1)(i).

CUSIP No. 690742101                 SC 13G/A                      Page 11 of 14

KSCM:
----

      Because KSCM has been delegated certain investment advisory responsibilities by KSA on behalf of KSC L.P., and is also the Investment Manager of KSC Ltd., pursuant to Rule 13d-1, as of December 31, 2006, KSCM may potentially have been deemed to be the beneficial owner of 7,231,540 shares of Common Stock, or 5.4 % of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, as of December 31, 2006, KSCM may potentially have been deemed to have shared voting and dispositive power over the 7,231,540 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006), plus 2,578,875 shares of Common Stock which were beneficially owned by KSCM and included pursuant to Rule 13d-3(d)(1)(i).


O. FRANCIS BIONDI, JR.:
----------------------

      Because Mr. Biondi is a Managing Member of KSA and a Managing Principal of KSCM, pursuant to Rule 13d-1, as of December 31, 2006, Mr. Biondi may potentially have been deemed to be the beneficial owner of 7,231,540 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P. and KSC Ltd.

      Because of the relationship described above, as of December 31, 2006, Mr. Biondi may potentially have been deemed to have shared voting and dispositive power over an aggregate of the 7,231,540 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006), plus 2,578,875 shares of Common Stock which were beneficially owned by Mr. Biondi and included pursuant to Rule 13d-3(d)(1)(i).


BRIAN J. HIGGINS:
----------------

      Because Mr. Higgins is a Managing Member of KSA and a Managing Principal of KSCM, pursuant to Rule 13d-1, as of December 31, 2006, Mr. Higgins may potentially have been deemed to be the beneficial owner of 7,231,540 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock, consisting of the shares which were beneficially owned by KSC L.P and KSC Ltd.

      Because of the relationship described above, as of November 10, 2006, Mr. Higgins may potentially have been deemed to have shared voting and dispositive power over an aggregate of the 7,231,540 shares of Common Stock,

CUSIP No. 690742101                 SC 13G/A                      Page 12 of 14

or 5.4% of the outstanding shares of Common Stock. This percentage of the outstanding shares of Common Stock is based on 130,807,241 shares of Common Stock outstanding as of January 10, 2007, as reported in the Issuer's Rule 424(b)(3) Prospectus Supplement No. 1(to the Prospectus dated December 8, 2006), plus 2,578,875 shares of Common Stock which were beneficially owned by Mr. Higgins and included pursuant to Rule 13d-3(d)(1)(i).

      Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of the Common Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
            If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.

ITEM 10.    CERTIFICATION.
            Not Applicable. This statement on Schedule 13G/A is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 690742101                 SC 13G/A                      Page 13 of 14

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007
      --------------------

King Street Capital, L.P.*
By: King Street Advisors, L.L.C.,
      its General Partner

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Capital, Ltd.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Director


King Street Advisors, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Member


King Street Capital Management, L.L.C.*

By: /s/ Brian J. Higgins
    ------------------------
Name: Brian J. Higgins
Title: Managing Principal


/s/ Brian J. Higgins
--------------------------
    Brian J. Higgins*


/s/ O. Francis Biondi, Jr.
------------------------------
    O. Francis Biondi, Jr.*

CUSIP No. 690742101                 SC 13G/A                      Page 14 of 14

* The Reporting Persons disclaim beneficial ownership over the Common Stock reported herein except to the extent of its or his pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).